FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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FULL YEAR RESULTS 04	[LOGO]

John Stewart,

Managing Director and CEO

Michael Ullmer,

Group Chief Financial Officer

November 10, 2004

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Issues and Actions	John Stewart

Questions and Answers

[LOGO]

Overview of Performance for the September 2004 half

	v Mar 04 HY	Sep 04 HY		Bank Peer Average**
Cash earnings* growth	12.9%	$1,611	M	9.3%
Return on assets*	26 bps	0.70%		0.99%
Return on equity*	5.7% points	13.1%		18.2%

Total shareholder return
1 year		(7)%		13%
3 year		4%		14%
5 year		8%		17%

* Before significant items

** Simple average calculated on half year including results for CBA (June 04), ANZ, SGB, WBC (Mar 04)

Rebuilding the National

Progress so far:

•                  Board and executive teams renewed

•                  Underlying problems identified

•                  Transitioning to a new operating model

•                  Embedding cultural change

•                  FX remedial actions

•                  Implementing Europe plans

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Issues and Actions	John Stewart

Questions and Answers

Key areas impacting the Group during the second half

•                  Net interest income

•                  Other operating income

•                  Expenses

•                  Corporate & Institutional Banking

•                  Financial Services Australia

•                  Financial Services Europe

•                  Capital

•                  Significant items and balance sheet adjustments

•                  Business response to regulatory issues

FULL YEAR RESULTS 04	[LOGO]

Group Results

Group profit and loss for September 2004 half

	Half year to		Change on Mar 04 HY%	Change on Sep 03 FY%
	Sep 04	Mar 04

Banking net interest income	3,540	3,519	0.6	(3.3)
Banking other operating income	1,952	2,044	(4.5)	(6.6)
Wealth Management income**	1,046	933	12.1	52.9
Net operating income	6,538	6,496	0.6	1.3
Banking operating expenses	(3,115)	(2,800)	(11.3)	(6.6)
Wealth Management operating expenses	(461)	(436)	(5.7)	(11.3)
Charge to provide for doubtful debts	(254)	(305)	16.7	11.7
Cash earnings before tax and OEI*	2,708	2,955	(8.4)	(3.8)

Cash earnings before significant items	1,611	1,850	(12.9)	(15.0)

* Before significant items and net of eliminations

** Includes net interest, net life insurance and other operating income

[LOGO]

Drivers of the Group result

• Margin compression

• FSE

• FSA

• CIB

• Other income

• Retail banking stalled across the Group

• CIB down dramatically

• Excessive cost growth across Group

• Poor culture of cost containment

• Regulatory & compliance

• Protecting the Australian franchise

• Amortisation of deferred expenditure

• Specific provision down

September 2004 half cash earnings+

	Sep 04 HY	Mar 04 HY	Change on Mar 04 HY	Change on Sep 03 FY
			%	%
Old Divisions
Financial Services Australia	877	999	(12.2)	flat
Financial Services Europe	290	308	(5.8)	(33.3)
Financial Services New Zealand	171	158	8.2	5.8
Corporate & Institutional Banking	243	375	(35.2)	(29.5)
Wealth Management	188	221	(14.9)	9.4
New Regional Structure*
Australia	1,151	1,250	(7.9)
Europe	324	294	10.2
New Zealand	191	188	1.6
Institutional Markets & Services	103	329	(68.7)
Group Funding & Corporate Centre	(65)	(117)	44.4

+ Cash earnings before significant items

* Regions include the Financial Services business, Wealth Management and former Corporate and Institutional Banking (CIB) Businesses of Transaction Banking, Custodian Services and Corporate Banking.  The remainder of the CIB business is within Institutional Markets & Services

Net interest margin September 2004 down 18bps on the year

	Sep 03 Yr NIM	NIM Contraction		Sep 04 Yr NIM	AIEA Sep 04 Yr	% of Group AIEA
								Group NIM Contraction
						Sep 03 Yr	Sep 04 Yr
					$Bn

Financial Services Australia	3.14%	(33	)bps	2.81%	126	38.2%	41.2%	(13	)bps

Financial Services Europe	4.30%	(27	)bps	4.03%	53	18.5%	17.2%	(4	)bps

Financial Services New Zealand	2.71%	(13	)bps	2.58%	27	8.2%	8.8%	(1	)bp

Corporate & Institutional Banking	0.62%	(12	)bps	0.50%	134	46.5%	43.9%	(5	)bps

Other (inc WM & Elims)	(0.22)%	(16	)bps	(0.38)%	(34)	(11.4)%	(11.1)%	—

Sub Total	2.53%			2.35%	306	100.0%	100.0%	(23	)bps

Change in Divisional Mix*								5	bps

Group Impact								(18	)bps

* In the Results Announcement this is allocated across the Divisional contributions to Group NIM contraction

Net interest margin September half down 11bps on the March half

	Mar 04 HY NIM	NIM Contraction		Sep 04 HY NIM	AIEA Sep 04 HY	% of Group AIEA		Group NIM Contraction

						Mar 04 HY	Sep 04 HY
					$Bn

Financial Services Australia	2.91%	(20	)bps	2.71%	129	41.2%	41.2%	(8	)bps

Financial Services Europe	4.16%	(24	)bps	3.92%	56	16.7%	17.7%	(4	)bps

Financial Services New Zealand	2.56%	4	bps	2.60%	28	8.7%	8.9%	0	bp

Corporate & Institutional Banking	0.56%	(11	)bps	0.45%	137	43.9%	43.8%	(5	)bps

Other (inc WM & Elims)	(0.12)%	(13	)bps	(0.25)%	(36	(10.5)%	(11.6)%	3	bps

Sub Total	2.40%			2.29%	314)	100.0%	100.0%	(14	)bps

Change in Divisional Mix *								3	bps

Group Impact								(11	)bps

* In the Results Announcement this is allocated across the Divisional contributions to Group NIM contraction

Volume growth in the September half

Group Lending Growth*
(average)

[CHART]

Retail Deposit Growth*
(average)

[CHART]

* At constant exchange rates

Banking other operating income* down $83M in the September 2004 half

[CHART]

* Before significant items

Banking expenses* increased $324M in the September 2004 half.

[CHART]

* Before significant items

+ Excludes performance-based remuneration

Significant drivers of banking expense growth

	Increase over Mar 04 HY
1. Regulatory spend
Basel ll and IFRS	$23	m
Sarbanes Oxley	$4	m

2. Regulatory spend - NAB specific
APRA	$9	m
SEC auditor independence	$4	m
Management changes and business reviews	$32	m

3. Australian franchise re-investment
Branding and advertising	$33	m
Reversing previous front line staff cuts	$13	m
Docklands	$8	m

4. UK Investment
Strategic review and integration	$14	m
Growth related initiatives	$4	m
Regulatory and compliance	$5	m

5. Corporate & Institutional Banking
Sale of the UK Custody business	$17	m

FULL YEAR RESULTS 04	[LOGO]

Divisional Contributions

Corporate & Institutional Banking cash earnings* down 36.3%+ on the March half

	Half year to		% Change on+
	Sep 04	Mar 04	Mar 04 HY	Sep 03 FY
	$m	$m	ex FX	ex FX
Net interest income	307	371	(19.4)	(15.8)
Other operating income	452	596	(25.5)	(1.0)
Total income	759	967	(23.2)	(7.4)

Total expenses	(458)	(400)	(11.5)	(18.5)
Underlying profit	301	567	(47.6)	(23.8)
Cash earnings*	243	375	(36.3)	(26.5)

Revenue v expense growth

[CHART]

* Before significant items and after outside equity interest

+ At constant exchange rates

[LOGO]

CIB income declined 23.2%* while expense increased 11.5%* on the March half

Income down 23.2%*

[CHART]

Expenses up 11.5%*

[CHART]

Before significant items

*At constant exchange rates

Strategic issues facing CIB

•                  Deployment of assets in non-core markets - focus on capital, risk-weighted assets consumed, and returns generated.

•                  Earnings decline in transaction driven business - relationship driven business held up

•                  Impact of currency options restrictions.

•                  Clients waiting for full product suite.

•                    External research indicates:

•                  Corporate Banking:  % of lead relationships down from 41% to 37% (1)

•                  Transactional Banking: 1.5% improvement in market share but still 4th (2)

•                  Markets: Remain strong in the corporate bond market.  However, overall league table ranking has slipped from top 3 position (1)

((1) source:  Peter Lee & Associates, Large Corporate Banking Report 2004)

((2) source:  East & Partners, Transactional Banking Report 2004)

Financial Services Australia cash earnings* down 12.2% on the March half

	Half year to		Change on
	Sep 04	Mar 04	Mar 04 HY	Sep 03 FY
	$m	$m	%	%
Net interest income	1,753	1,799	(2.6)	0.9
Other Operating Income	1,004	989	1.5	2.2
Total income	2,757	2,788	(1.1)	1.4

Total expenses	(1,401)	(1,254)	(11.7)	(6.1)
Underlying profit	1,356	1,534	(11.6)	(2.6)
Cash earnings*	877	999	(12.2)	0.3

Average Volume Growth

[CHART]

* Before significant items

Financial Services Australia net interest margin down 20bps on the half year

[CHART]

Financial Services Australia expenses* increased by $147M in the half

[CHART]

* Before significant items

Financial Services Australia: current state of the franchise

Market share	Sep 04	Mar 04	Rank*
Business Lending & (incl Bills^)	21.6%	22.0%	#1
Housing (incl Securitisation)	16.7%	17.2%	#2
Credit Cards	16.7%	17.8%	#4
Business Deposits	27.8%	27.7%	#1
Household Deposits	13.4%	13.6%	#3

FSA Customer Numbers

[CHART]

* Ranking among licensed banks

& Includes Corporate & Institutional Banking

^ Excludes Bank Held Bills

Source: APRA Monthly Banking Statistics / National (September 2004)

Financial Services Europe cash earnings* down 11.6% on the half

	Half year to		Change on
£m	Sep 04	Mar 04	Mar 04 HY	Sep 03 FY
			%	%
Net interest income	428	436	(1.8)	(2.6)
Other operating income	167	172	(2.9)	(5.0)
Total income	595	608	(2.1)	(3.3)

Total expenses	(390)	(374)	(4.3)	(16.3)
Underlying profit	205	234	(12.4)	(25.2)
Cash earnings*	114	129	(11.6)	(28.5)

Average Volume Growth

[CHART]

* Before significant items

Financial Services Europe net interest margin down 24bps in the September 2004 half

[CHART]

Financial Services Europe – expense* growth driven by projects

[CHART]

* Before significant items

Financial Services Europe: current state of the franchise

Net Movement FSE - Personal Customer Numbers

[CHART]

BFS Scotland Core Advances Volumes

[CHART]

Financial Services New Zealand cash earnings* up 5.6% on the March half

	Half year to		Change on
NZ$m	Sep 04	Mar 04	Mar 04 HY	Sep 03 FY
			%	%
Net interest income	404	382	5.8	8.4
Other operating income	185	182	1.6	—
Total income	589	564	4.4	5.6
Total expenses	(299)	(280)	(6.8)	(5.5)
Underlying profit	290	284	2.1	5.7
Cash earnings*	190	180	5.6	6.6

Average Volume Growth

[CHART]

* Before significant items

Financial Services New Zealand net interest margin up 4bps in the September 2004

[CHART]

Financial Services New Zealand: current state of the franchise

Market share *	Sep 04	Mar 04	Rank
Cards (outstandings)	29.9%	30.2%	#1
Housing	15.6%	15.3%	#4
Agribusiness	17.5%	18.5%	#2
Retail Deposits	19.0%	19.0%	#3
Middle Market^	34.7%**	33.0%&	#1

* source RBNZ

^ Corporate Value Associates

** Represents Mar 04 data

& Represents Mar 03 data

Satisfaction with Main Bank - Personal Market
“How would you rate your main provider of financial services on its overall service?”
(Margin of error for BNZ = +/-5%)

[CHART]

Wealth Management profit* down 14.9% in the September 2004 half

	Half year to		Change on
Operating profit after tax	Sep 04	Mar 04	Mar 04 HY	Sep 03 FY
	$m	$m	%	%
Investments	102	87	17.2	33.1
Insurance	107	121	(11.6)	11.8
Private Bank	30	32	(6.3)	10.7
Other (incl. Regulatory programs)	(15)	(37)	59.5	10.3
Spend on new platforms	(23)	(16)	(43.8)	(39.3)
Profit from Operations (after tax)	201	187	7.5	22.8
Investment earnings shareholders’ retained profits & capital from life business	27	44	(38.6)	22.4
Underlying operating profit after tax & OEI	228	231	(1.3)	22.7
Prior year adjustments	(40)	(10)	large	large
Operating profit after tax & OEI	188	221	(14.9)	9.4

* Operating profit after tax and OEI and before significant items and revaluation profit

Revaluation profit reflects changing industry dynamics

[CHART]

Changes in Assumptions & Experience

• Lower near term sales growth for Retail investments

• Lower margins on wholesale business

• Impact of business decisions to close products

• Continued cost containment

Wealth Management

Master Fund Market Share plus Flows

[CHART]

Insurance - Retail Risk Market Share

[CHART]

WEALTH MANAGEMENT

Share of annual inflows

[CHART]

Attrition Rate

[CHART]

FULL YEAR RESULTS 04	[LOGO]

Credit Quality & Provisioning

Restatements

Gross Non-Accrual Loans

[CHART]

90 Days Past Due Loans

[CHART]

[LOGO]

Adjustment to the general provision

•                  Review undertaken of emerging trends in industry practice

•                  Consideration of developments in accounting literature

•                  Discount rate applied to cumulative probabilities of default reduced

•                  Increase general provisions by $292m

•                  Treated as a significant item

General provisioning coverage levels have increased

Provision Coverage Ratios

[CHART]

General Provisions to Risk Weighted Assets (Excluding Housing)

[CHART]

Portfolio remains sound with write off levels down and key quality indicators improving

Total Net Write-offs to Risk-Weighted Assets (excl Housing)

[CHART]

Group Fully Secured lending % of Total Balance*

[CHART]

CRS 1-6* % of Total Balance

[CHART]

* Excludes Housing and All Personal Loans

Non-accrual levels down but impacted by reclassifications

Gross Non-Accrual Loans

[CHART]

90+ Delinquency and Gross 12 Month Rolling Write Off Rates Total Personal Lending

[CHART]

FULL YEAR RESULTS 04	[LOGO]

Other Matters

Review of particular balance sheet items

•                  Capitalised software – Significant item $409m

•                  General loan loss provision - Significant item $292m

•                  Defined benefit pension accounting

•                  Wealth Management internally generated goodwill

•                  Capitalised mortgage broker commissions

[LOGO]

Capital remains within or above target ranges

[CHART]

	Target Ranges	Sep 04
Targets	(%)	Actual
ACE/RWA	4.75 – 5.25	5.30

Tier 1	7.00 – 7.50	7.34

Total Regulatory	10.00 – 10.50	10.58

Movement in ACE & regulatory capital

Movement in ACE Ratio

[CHART]

Dividend maintained

Dividend Growth

[CHART]

Regulation & compliance update

•                  Wide range of regulatory reviews.

•                  Significant direct and indirect costs.

•                  Must embed effective regulatory and compliance behaviours.

•                  Response to APRA

•                  Have submitted 65 of 81 remedial actions

•                  24 actions have been closed

Project / investment spend - IFRS and Basel II

IFRS Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	32	2	15	—	49
Process Automation	11	—	4	2	17
Compliance Delivery	35	12	24	3	74

Total Cash Budget	78	14	43	5	140
Operational Expense					99
Capital Budget					41
Cash spend to date					60
Estimated Completion					Sep 05

Basel II Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	11	—	19	1	31
Process Automation	56	1	27	9	93
Compliance Delivery	52	1	2	2	57

Total Cash Budget	119	2	48	12	181
Operational Expense					125
Capital Budget					56
Cash spend to date					55
Estimated Completion					Jan 06

Taxation

Wealth Management

Concessionally taxed life product fees to be taxed at the corporate tax rate from 1 July 2005.

Other Issues	Received Assessment		Potential Assessment*
NZ Structured Finance deals	NZ$	57M	NZ$	387M

EXCAPS		$307M		$135M

TrUEPrS		$150M		$20M

No provisions have been raised

* Based on primary tax only; interest and penalties may also apply

March ‘05 half

Restructuring Charges

•                  Developing detailed plans to move to the regional model

•                  Changes already underway within wealth management

•                  Some regions more progressed than others

•                  Restructuring activity ongoing through the first half

•                  Plans and charges finalised by the 04/05 half year result

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Issues and Actions	John Stewart

Questions and Answers

Underlying issues identified

1. Culture and People	2. Regulatory & Compliance

3. Business Inefficiency	3. Stalled Revenue
• Complexity	• Inward looking
• Bureaucratic	• Business processes not customer focused

Employee engagement

NAB Employee Engagement	36%
Australian Financial Services	54%
Global High Performing Companies	69%
Australian Best Employers	77%

[CHART]

Benchmark Averages

People and behaviours

•                  Michael Ullmer

•                  Ahmed Fahour

•                  Cameron Clyne

•                  Gavin Slater

•                  Graeme Willis

•                  Ian MacDonald

•                  Peter Scott

•                  John Hooper

•                  Lynne Peacock

•                  Elizabeth Hunter*

•                  Ross Pinney*

•                  Peter Thodey*

* Not at results presentation

Embedding cultural change

•                  New Leadership team

•                  Corporate principles

•                  Clarity of roles and responsibilities

•                  Reward strategy

•                  Performance Management Framework

•                  Talent Management Strategy

Group compliance and risk

Compliance and Quality Failures

Cost
Homeside	$3,873m
NAFiM unit repricing issues	$110m
UK investment sales review	$61m
FX options trading	$360m
NIB Investigations	$98m

Compliance and risk actions

•                  New Finance and Risk structure

•                  FX remedial actions

•                  Clarifying roles and responsibilities

•                  Compliance embedded in performance management framework

Indirect costs

Proportion of costs charged to one business unit by another business unit

	2002	2003	2004
Europe
Clydesdale	36%	36%	38%
Yorkshire	36%	38%	41%
National Irish	33%	32%	34%
Northern	34%	31%	39%

Australia
Business	58%	55%	56%
Personal	55%	59%	52%
Cards	39%	41%	47%
Agri Business	42%	43%	47%

Amortisation burden

$m	2001	2002	2003	2004	CAGR (2001-04)

Cash Spend	(814)	(510)	(496)	(489)	-16%

Amortisation	(65)	(106)	(152)	(189)	43%

Software write-downs	(18)	(147)	(59)	(444)
Year End Software Balance	840	884	955	655

Process Inefficiency

Purchase of John Stewart’s Computer

[GRAPHIC]

Regional operating model

Old Model

One customer

Three discrete offerings

By	Three separate businesses

With	Three separate infrastructures

New Model

One customer

One integrated offering

By	One customer focused business

With	One streamlined infrastructure

Europe

Integration and efficiency

•                  Legal entity merger

•                  Moving from 77 to 16 core products

•                  Integrating back offices

•                  New operating model

Europe

Growth

•                  Brand repositioning

•                  New products – offset mortgage

•                  IFS opened 8 new centres

•                  Third party mortgage distribution launched in April ‘04

•                  Customer attrition has declined by 5.8% in 2004

•                  Customer acquisition has grown 6% in last 6 months after declining for the prior 2 years

Projects and technology

•                  Clear benefits tracking

•                  Six sigma

•                  Technology to support customer

Business Australia

Full Time Employees

[CHART]

Tightening risk settings

Housing Lending - Australia

Annual Growth Rates (%)

[CHART]

Source: RBA/FSA

Restoring risk settings

Consumer risk settings

•                  More high rated approvals at front line

•                  Restore LVR ratios for investment properties

Business risk settings

•                  Removing 24 restrictions on banker’s authorities

•                  Simplify credit applications and processes

Outlook

•                  Poor result

•                  Baked in costs and slowing revenue momentum make our starting point for ‘05 difficult

•                  Expect earnings to bottom in current half and recover in following 12 months

•                  Expect to maintain first half dividend at current levels

Looking Forward

•                  Platform for change

•                  Relentless execution is the key

•                  Great franchises

•                  Know what needs to be done

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, November 10, 2004. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date: 10 November 2004	Title:	Associate Company Secretary